SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   FEBRUARY, 2006

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

 "Press Release", dated January 3, 2006 about report of earnings for the first quarter ended October 31, 2005.

2.

“Material Change Report”, dated February 14, 2006 about Registered and Records office address change.

3.

 “Material Change Report”, dated February 14, 2006 about payment of Cornell lawsuit judgment.

4.

  “Press Release", dated February 14, 2006, 2006 about Registered and Records office address change

5.

  "Press Release", dated February 14, 2006 about payment of Cornell lawsuit judgment.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 17 February 2006

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Reports Earnings

DALLAS – January 3, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it had earnings of US$ 3,451,135, or $0.05 per share (fully diluted) for the first quarter ended October 31, 2005 of its 2006 fiscal year ending July 31, 2006 and that it has filed its Interim Quarterly report with securities regulators on SEDAR.

The date of the report is as of December 22nd, 2005 and a summary of management's discussion and analysis contained therein follows.

As at October 31, 2005, the Company's interim consolidated financial statements reflect a working capital position of $3,423,059. This represents an increase in the working capital of approximately $3,462,000 compared to the July 31, 2005 deficit of $39,066. The cash balance at October 31, 2005 was $3,609,871 compared to $98,898 as at July 31, 2005, an increase of $3,510,973. The Company used $71,910 for operating activities during the current fiscal quarter compared with $97,828 in the three months ended October 31, 2004. The cash resources provided by investing activities during the current fiscal quarter was $3,588,271 compared with using $8,803 in the three months ended October 31, 2004. The current year amount includes proceeds from the sale of the Company’s interest in the Yapen Production Sharing Contract in Indonesia.

The Company used $5,388 for financing activities during the current fiscal quarter compared with $5,205 in the prior year quarter.  During the three months ended October 31, 2005 the Company invested approximately $42,000 in its Indonesian oil & gas properties and recovered $30,000 from its farm out partner.

During the three months ended October 31, 2005 there were no Private Placements and no Stock Options or Warrants exercised. On October 31, 2005, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between December 30, 2005 and April 30, 2009. On October 31, 2005, the Company had warrants outstanding to purchase an aggregate of 8,895,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between July 19, 2006 and April 27, 2007.

The Company had income from operations during the three months ended October 31, 2005 of $3,451,135 compared to a loss of $234,128 in the three months ended October 31, 2004. The Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition.

The Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $11,729.  In the prior fiscal period, the property write-down was $15,667. General and administrative expenses decreased by $70,116 from $214,106 to $143,990 for the three months ended October 31, 2004 and 2005 respectively. Foreign exchange loss and interest expense decreased by $17,373 from $23,265 to $5,892.  Management fees decreased by $12,676 from $82,997 to $70,321.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: # 304, 20338 65th  Street, Langley, B.C. V2Y 2X3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

February 9, 2006

ITEM 3.

NEWS RELEASE

February 14, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has changed its Registered and Records office address.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation has changed its Registered and Records address from:

#105, 6395 – 198 Street

Langley, B.C. V2Y 2E3 CANADA

Phone 604-533-2300

Fax 604-533-2387

To:

#304, 20338 65th Street

Langley, B.C. V2Y 2X3 CANADA

Phone 604-533-2300

Fax 604-533-2387

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

February 14, 2006

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: # 304, 20338 65th Street, Langley, B.C. V2Y 2X3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

February 9, 2006

ITEM 3.

NEWS RELEASE

February 14, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) paid a judgment including interest in the amount of US$ 329,045 in satisfaction of a decision by the United States District Court, Southern District Court of New York in favor of the defendant in a case brought by Continental Energy Corporation against Cornell Capital Partners, L.P. and Yorkville Advisors Management, LLC

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) paid a judgment including interest in the amount of US$ 329,045 in satisfaction of a decision by the United States District Court, Southern District Court of New York in favor of the defendant in a case brought by Continental Energy Corporation against Cornell Capital Partners, L.P. and Yorkville Advisors Management, LLC. Continental decided not to appeal the decision and the payment closes the matter. Continental has received a copy of an acknowledgement of satisfaction of the judgment filed by the defendant’s lawyers with the Clerk of the Court.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

February 14, 2006

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Changes Registered and Records Office Address

DALLAS – February 14, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has changed its Registered and Records address from:

#105, 6395 – 198 Street, Langley, B.C. V2Y 2E3 CANADA

Phone 604-533-2300, Fax 604-533-2387

To:

#304, 20338 65th Street, Langley, B.C. V2Y 2X3, CANADA

Phone 604-533-2300, Fax 604-533-2387

The change is effective immediately.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Pays Judgment

DALLAS – February 14, 2006 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it paid a judgment including interest in the amount of US$ 329,045 in satisfaction of a decision by the United States District Court, Southern District Court of New York in favor of the defendant in a case brought by Continental Energy Corporation against Cornell Capital Partners, L.P. and Yorkville Advisors Management, LLC. Continental decided not to appeal the decision and the payment closes the matter. Continental has received a copy of an acknowledgement of satisfaction of the judgment filed by the defendant’s lawyers with the Clerk of the Court.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.